3.5

PUBLIC DOCUMENT

SEC 17008701

Securities and Exchange

MAR - 1 2017

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-31481~~ 8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Scuteri 646-943-5463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone & Company, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROGER BARRA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB 22, 2021

Notary Public

Signature

Pres / CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, LLC
Statement of Financial Condition
December 31, 2016
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)
as a PUBLIC DOCUMENT

cuttone&company®

CUTTONE & COMPANY, LLC

Table of Contents
December 31, 2016

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Cuttone & Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of Cuttone & Company, LLC as of December 31, 2016. This financial statement is the responsibility of Cuttone & Company, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cuttone & Company, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2017

Cuttone & Company, LLC

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 659,238
Receivables from clearing and other brokers	1,770,520
Deposit accounts with clearing brokers	750,020
Securities owned, at fair value	400,090
Furniture, equipment, and leasehold improvements	6,536
Prepaid expenses and other assets	308,140
	$ 3,894,544
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 653,815
Commissions payable	599,748
Securities sold, not yet purchased at fair value	399,740
Income taxes payable	18,006
	1,671,309
Member's Equity	2,223,235
	$ 3,894,544

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was organized on January 21, 2016 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Cuttone Holdings, LLC (the "Holding Company").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). In October 2016, the Company commenced proprietary trading of securities for its own account.

On May 1, 2016, the Company merged into itself Cuttone & Company, Inc. (the "Merged Entity"). Pursuant to an agreement between the Merged Entity and the Company, the Merged Entity transferred all of its assets, liabilities and commitments to the Company. For financial reporting purposes, this transaction constituted a transfer of assets between entities under common control and was accounted for at historical cost.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** – These financial statements report the result of operations for the year as though the transaction referred to in Note 1 occurred on January 1, 2016. Additionally, results of operations for the year ended December 31, 2016 are comprised of those of the Company and the Merged Entity from the beginning of the year to the date of the transaction and those of the combined operations from that date through December 31, 2016.

b. ***Cash and Cash Equivalents*** – The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

c. ***Property & Equipment*** – Furniture, equipment, and leasehold improvements are stated at cost net of accumulated depreciation.

d. ***Income Taxes*** – The Company is a single member limited liability company and is therefore a disregarded entity for tax purposes. The Holding Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Holding Company is a limited liability company electing to be treated as a partnership for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. There has been a provision made for the New York City tax liability attributed to the Company which is payable by the Holding Company, its sole member, responsible for these taxes. The Merged Entity has elected to be taxed as an S corporation under applicable federal

and New York State statutes. Accordingly, the Merged Entity was treated for federal and New York State income tax purposes substantially as a flow through entity and therefore the stockholders were taxed on their proportionate share of the Merged Entity's taxable income. The Merged Entity was subject to income taxes in other states and localities including Florida, New Jersey and New York City and the 2016 income tax expense includes a provision for New York City Corporate income taxes through the date of its merger into the Company.

The Holding Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2016. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable. The Holding Company assumes the liability related to the Merged Entity's uncertain tax positions. As of the date of the merger, the Merged Entity had no uncertain tax positions. The earliest tax year of the Merged Entity that is subject to examination by these taxing authorities is 2012.

e. ***Investment Valuation*** - Securities owned and securities sold, not yet purchased, are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities traded in the over-the counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with GAAP. The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - FAIR VALUE MEASUREMENTS

The Company utilizes various methods to measure the fair value of its securities on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available. The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

	(Level 1)	(Level 2)	(Level 3)	Total
Marketable Securities Common stocks, owned	$400,900	$ -	$ -	$400,090
Common stocks sold, not yet purchased	$(399,740)	$ -	$ -	$(399,740)

There were no transfers between levels during the year.

4 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

As of December 31, 2016, the amount due from clearing and other brokers includes commissions earned and not paid out by the Clearing Brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the Clearing Brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from clearing and other brokers at December 31, 2016 consist of the following:

Commissions and cash balances due from Clearing Brokers	$ 1,348,823
Direct billing due from other brokers	421,697
	$ 1,770,520

Pursuant to the clearing agreements, the Company may offset receivable and payable balances in the accounts held at the Clearing Brokers.

5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2016 as follows:

Furniture and equipment	$ 406,898
Leasehold improvements	302,900
	709,798
Less: Accumulated depreciation and amortization	703,262
	$ 6,536

6- RELATED PARTY TRANSACTIONS

The Company advanced funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2016, the amount due from related parties was $193,131 and was included in prepaid expenses and other assets in the accompanying Statement of Financial Condition.

7- COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for its office equipment. Leased office equipment is subject to a 48 month term lease expiring 2019.

Future minimum lease payments under this operating lease at December 31, 2016 are as follows:

For the Year Ended December 31, 2017	$	4,500
2018		4,500
2019		1,875
	$	10,875

9 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2016, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $408,238.

10 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $1,620,094 which was $1,592,094 in excess of its required net capital of $100,000. The Company's net capital ratio was .78 to 1.

12 - OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016.